-E
12/30/06

AR/S

07051794

0-14275

EDAC Technologies Corporation

Annual Report

2006

To Our Shareholders:

"It's not the hours you put in your work that counts, it's the work you put in the hours."

Sam Ewing

Once again our 2006 results attest to these words. Over the past four years, you the shareholders, have seen your equity improve by $15 million.

Having survived the 2002 aerospace collapse, we slowly rebuilt and in early 2006 EDAC positioned itself to maximize its opportunities in the strong aerospace market by expanding into a modernized facility and procuring new machinery and equipment.

In the first two months of 2006, we received $6.2 million in new aerospace orders. In April 2006, we were awarded our first military contract in excess of $1 million contributing to over $4 million of booked orders in that month for our Precision Components product line. By the end of the year we had booked $23.1 million in orders and invested over $3.2 million primarily in state-of-the-art machinery and equipment to support the Precision Aerospace product line.

Our results for 2006 are as follows:

- Sales increased to $38.3 million from $35.0 million in 2005.
- Operating profits increased to $2.9 million from $2.8 million in 2005 and would have been $3.2 million had we not incurred the reconditioning, moving and other expenses not incurred in 2005.
- Sales and operating profits improved for the fourth straight year.
- Sales backlog increased from $21.7 million at December 31, 2005 to $28.8 million at December 30, 2006 and to $32.4 million at February 28, 2007.
- We continued to diversify our customer base.

The outlook for the aerospace market is particularly bright; we have positioned ourselves as a supplier to key engine programs that will continue to ramp-up through 2009 with a projected life ranging from 8 to 20 years.

Our 2006 third quarter sales and income did not meet our expectations due to a decrease in demand from our Apex Machine Tool product line's major customer, a consumer products company. Based on this customer's lower forecasted requirements for 2006, we generated new clients to replace approximately 33% of their sales, but the actual reduction turned out to be nearly 60%. However, I am pleased to report that as a result of our planned diversification initiative, the Apex Machine Tool product line's sales for the fourth quarter increased to $4,996,000 from $3,565,000 in the third quarter and their sales backlog has increased to $5.3 million at December 30, 2006 from $4.3 million at the end of 2005. Having stabilized our client base we enter 2007 with a more balanced outlook.

None of this would have possible without our employees, who are disciplined and committed to excellence, continuous improvement and above all hard work.

Having established a solid foundation, we are confident that EDAC will continue to prosper in 2007 and beyond. We are determined to continue the work needed to maximize shareholder value in the years ahead.

Sincerely yours,

Dominick A. Pagano
President and Chief Executive Officer

EDAC TECHNOLOGIES: ORGANIZATION AND MISSION

EDAC Technologies Corporation, founded in 1946, is a diversified public corporation. The Company operates as one company offering three major product lines: Precision Aerospace, Apex Machine Tool and Gros-Ite Spindles.

Precision Aerospace produces low pressure turbine cases, hubs, rings, disks and other complex, close tolerance components for all major aircraft engine and ground turbine manufacturers. This product line specializes in turnings and 4 and 5 axis milling of difficult-to-machine alloys such as waspalloy, hastalloy, inconnel, titanium, high nickel alloys, aluminum and stainless steels. Precision assembly services include assembly of jet engine sync rings, aircraft welding and riveting, post-assembly machining and sutton barrel finishing. Geographic markets include the U.S., Canada, Mexico, Europe and Asia, although most of this product line's sales come from the United States.

Apex Machine Tool designs and manufactures highly sophisticated fixtures, precision gauges, close tolerance plastic injection molds and precision component molds for composite parts and specialized machinery. A unique combination of highly skilled toolmakers and machinists and leading edge technology has enabled Apex to provide exacting quality to customers who require tolerances to +/- .0001 inches. Geographic markets include the U.S., Canada and Europe, although almost all sales come from the United States.

Gros-Ite Spindles designs, manufactures and repairs all types of precision rolling element bearing spindles including hydrostatic and other precision rotary devices. Custom spindles are completely assembled in a Class 10,000 Clean Room and are built to suit any manufacturing application up to 100 horsepower and speeds in excess of 100,000 revolutions per minute. Gros-Ite Spindles' repair service can recondition all brands of precision rolling element spindles, domestic or foreign. This product line serves a variety of customers: machine tool manufacturers, special machine tool builders and integrators, industrial end-users, and powertrain machinery manufacturers and end-users. Geographic markets include the U.S., Canada, Mexico, Europe and Asia, although almost all sales come from the United States.

EDAC is ISO 9001-2000 Certified. Gros-Ite Precision Aerospace is AS9100:2100 Certified.

Mission

The mission of EDAC is to be the company of choice for customers, shareholders, employees and the community at large. We believe that this can be achieved by being flexible and easy to work with, providing customers with benchmark quality, service and value, providing shareholders superior return on their investment, developing a world class working environment for employee heath, safety, security and career growth, and acting as a good corporate citizen through support of the local community and charities.

MARKETING AND COMPETITION

EDAC designs, manufactures and services tooling, fixtures, molds, jet engine components and machine spindles, satisfying the highest precision requirements of some of the most exacting customers in the world. This high skill level has been developed through more than 50 years of involvement with the aerospace industry. In the aerospace market, EDAC has been actively pursuing qualification as a supplier of products to the military which resulted in its first military order in excess of $1 million received in April 2006. Beyond aerospace, EDAC continues to expand its manufacturing services to a broad base of industrial customers.

Most of the competition for design, manufacturing and service in precision machining and machine tools comes from independent firms, many of which are smaller than EDAC. This point of difference often gives us an advantage in that we can bring a broader spectrum of support to customers who are constantly looking for ways to consolidate their vendor base. We also compete against the in-house manufacturing and service capabilities of larger customers. We believe that the trend of these large manufacturers is to outsource activities beyond their core competencies, which presents us with opportunities.

The market for our products and precision machining capabilities continues to change with the development of more sophisticated use of business-to-business tools on the internet. We are actively involved in securing new business leads through the web and have participated in internet auctions and research for quoting opportunities. Moreover, the sales and marketing team at EDAC has developed an updated website (www.edactechnologies.com) with interactive tools to make it easier for customers to do business with us.

EDAC's competitive advantage is enhanced not only by the extra level of expertise gained through our experience in the aerospace industry, but also by our ability to provide customers with high quality, high precision, and quick turnaround support, from design to delivery. We believe that this comprehensive, end-to-end service capability sets us apart. It is also indicative of our commitment to seek continuous improvement and utilization of the latest technology. Such commitment, we believe, will boost our productivity and make us ready to respond effectively to the increasing price pressure in a very competitive marketplace.

MARKET INFORMATION

The Company's Common Stock trades on The OTC Bulletin Board under the symbol: "EDAC.OB".

High and low sales prices per share during each fiscal quarter of the past two fiscal years were as follows:

	2006		2005	
	High	Low	High	Low
First Quarter	$4.08	$3.20	$2.75	$1.67
Second Quarter	4.25	3.45	3.15	2.06
Third Quarter	3.65	3.10	4.55	3.09
Fourth Quarter	3.30	2.50	3.76	3.00

The information provided above reflects inter-dealer prices, without retail mark-ups, markdowns or commissions and may not represent actual transactions.

The approximate number of shareholders of record plus beneficial shareholders of the Company's Common Stock at February, 28, 2007 was 1,252.

The Company has never paid cash dividends. The Company must obtain approval from its primary lender prior to paying any cash dividends (See Note D to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report).

Shareholder Return Performance Graph

The following performance graph compares the five year cumulative total shareholder return from investing $100 on December 29, 2001 in the Company's Common Stock to (i) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) (the "Nasdaq (US) Index") and (ii) the Total Return Index for Nasdaq Trucking and Transportation Stocks (the "Nasdaq Transportation Index").

Comparison of Five-Year Cumulative Total Return of EDAC Common Stock, Nasdaq (US) Index and Nasdaq Transportation Index



300
200
100
0
DOLLARS
2001
2002
2003
2004
2005
2006
FISCAL YEAR ENDED
NASDAQ US COMPANIES
NASDAQ TRANSPORTATION
EDAC

Fiscal Year Ended	Nasdaq (US) Index	Nasdaq Transportation Index	EDAC Technologies Corporation
December 29, 2001	$100.000	$100.000	$100.000
December 28, 2002	69.131	101.787	28.552
January 3, 2004	103.365	145.780	56.193
January 1, 2005	112.489	186.873	86.381
December 31, 2005	114.881	195.231	195.317
December 30, 2006	126.216	226.976	161.106

SELECTED FINANCIAL INFORMATION

The following selected financial information for each of the years in the five - year period ended December 30, 2006 has been derived from the Company's audited financial statements. The following data is qualified by reference to and should be read in conjunction with the Company's audited financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company operates on a fiscal year basis. The Company's fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. All years presented were 52-week years except for fiscal 2003 which was a 53-week year.

SELECTED INCOME STATEMENT DATA

	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Sales	$38,329	$35,045	$33,247	$25,677	$25,850
Income (loss) before cumulative effect of change in accounting principle	$1,554	$3,299	$2,862	$6,579	$(3,026)
Cumulative effect of adoption of SFAS No.142	-	-	-	-	(10,381)
Net income (loss)	$1,554	$3,299	$2,862	$6,579	$(13,407)
Basic per common share data:					
Income (loss) before cumulative effect of change in accounting principle	$0.34	$0.74	$0.64	$1.49	$(0.69)
Cumulative effect of adoption of SFAS No.142	-	-	-	-	(2.35)
Net income (loss)	$0.34	$0.74	$0.64	$1.49	$(3.04)
Diluted per common share data:					
Income (loss) before cumulative effect of change in accounting principle	$0.32	$0.69	$0.62	$1.46	$(0.69)
Cumulative effect of adoption of SFAS No.142	-	-	-	-	(2.35)
Net income (loss)	$0.32	$0.69	$0.62	$1.46	$(3.04)

SELECTED BALANCE SHEET DATA

	2006	2005	2004	2003	2002
	(In thousands)				
Current assets	$16,900	$13,259	$12,699	$7,920	$10,788
Total assets	28,565	23,777	22,147	18,165	20,585
Current liabilities	9,690	6,221	6,956	8,624	8,224
Working capital (deficit)	7,210	7,038	5,743	(704)	2,564
Long-term liabilities	8,246	8,757	9,988	6,796	16,763
Shareholders' equity (deficit)	10,630	8,798	5,203	2,745	(4,401)

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

Sales to the Company's principal markets are as follows (in thousands):

	2006	2005	2004
Aerospace customers	$23,597	$16,036	$16,884
Other	14,732	19,009	16,363
Total	$38,329	$35,045	$33,247

Sales by product line are as follows (in thousands):

	2006	2005	2004
Precision Aerospace	$16,023	$9,295	$9,070
Apex Machine Tool	18,128	21,549	20,883
Gros-Ite Spindles	4,178	4,201	3,294
Total	$38,329	$35,045	$33,247

2006 vs. 2005

Sales

The Company's sales increased $3,284,000, or 9.4%, from $35,045,000 in 2005 to $38,329,000 in 2006. Sales to aerospace customers increased $7,561,000, or 47.2% from 2005 to 2006, primarily because of increased sales to the commercial and military jet engine industry. Sales to non-aerospace customers decreased $4,277,000, or 22.5% from 2005 to 2006, primarily due to decreased sales to a major customer in the consumer products industry. As of December 30, 2006, sales backlog was approximately $28,800,000, compared to approximately $21,700,000 at December 31, 2005. The sales backlog increase is primarily due to increased orders in our Precision Aerospace product line partially offset by decreased orders in our Gros-Ite Spindles product lines. The Company presently expects to complete approximately $22,000,000 of the December 30, 2006 backlog during the 2007 fiscal year.

Sales for the Precision Aerospace product line increased $6,728,000, or 72.4%, from $9,295,000 in 2005 to $16,023,000 in 2006. The increase was due to increased shipments of jet engine parts to its major aerospace customers. The Company believes that the aerospace industry's demand for its machining services will continue to increase. During 2006 the Company acquired two $500,000 machines to increase its machining capacity for large commercial jet engine parts. To further increase machining capacity in support of the Precision Aerospace product line, the Company has budgeted $2,000,000 for additional machinery and equipment to be delivered in 2007. The Company's sales backlog for Precision Aerospace increased from $15.7 million at December 31, 2005 to $22.8 million at December 30, 2006. Due to the receipt of several large orders in 2007, the Company's sales backlog for Precision Aerospace as of February 24, 2007, was $26.6 million.

Sales for the Apex Machine Tool product line decreased $3,421,000, or 15.9%, from $21,549,000 in 2005 to $18,128,000 in 2006. The decrease was due to a decrease in demand on certain tooling programs from a major customer in the consumer products industry resulting in a 60% decrease in sales to this customer in 2006 compared to 2005, partially offset by sales to new customers and increased sales to existing customers. As a result of a planned diversification initiative, demand from new customers increased in the fourth quarter of 2006 increasing sales from $3,565,000 in the third quarter to $4,996,000 in the fourth quarter. The Company anticipates a further decrease in demand on certain tooling programs from its major customer in the consumer products industry resulting in a further decrease in sales to this customer in 2007. The Company will continue with its diversification initiative to further increase its customer base. Sales backlog for the Apex Machine Tool product line increased from $4.3 million at December 31, 2005 to $5.3 million at December 30, 2006.

Sales for the Gros-Ite Spindles product line decreased $23,000, or 0.5%, from $4,201,000 in 2005 to $4,178,000 in 2006. This decrease was due to slightly decreased demand for the repair of spindles. The Company believes, based on indications from its customers, that demand for both new spindles and the repair of spindles will increase slightly in 2007, resulting in slightly increased sales in 2007.

During the first quarter of 2006, the Company increased its manufacturing floor space by approximately 24,000 square feet by moving certain machinery and equipment into a reconditioned facility that had previously been utilized for warehousing space.

Cost of Sales

Cost of sales as a percentage of sales increased in 2006 to 83.7% from 83.0% in 2005. This increase was due primarily to lower sales in the Apex Machine Tool product line and a less profitable mix of products produced and sold within that product line, partially offset by improving profitability within the Precision Aerospace product line.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $3,369,000 in 2006, representing an increase of $199,000, or 6.3%, from the 2005 level of $3,170,000. The increase was due to the following nonrecurring costs (in thousands):

Plant reconditioning & moving	$115
Professional fees (1)	75
Special bonus	90
	$280

(1) related to a terminated acquisition and incurred in the 4th quarter.

The above costs were partially offset by decreases in sales commission expense, pension expense related to the Company's frozen defined benefit plan and amortization expense.

Interest Expense

Interest expense for 2006 increased $45,000 to $664,000 from $619,000 in 2005. This was due to increased borrowing levels compared to 2005. See Note D to the Consolidated Financial Statements.

Provision for (Benefit from) Income Taxes

The income tax provision for 2006 was calculated using an effective rate of 33%.

For additional discussion of income taxes, see "Critical Accounting Policies and Estimates – Income Taxes" and Note F to the Consolidated Financial Statements.

2005 vs. 2004

Sales

The Company's sales increased $1,798,000, or 5.4%, from $33,247,000 in 2004 to $35,045,000 in 2005. Sales to non-aerospace customers increased $2,646,000, or 16.2% from 2004 to 2005, primarily because of increased sales to the machine tool industry. Sales to aerospace customers decreased $848,000, or 5.0% from 2004 to 2005, primarily due to decreased sales to the commercial jet engine industry. As of December 31, 2005, sales backlog was approximately $21,700,000, compared to approximately $18,300,000 at January 1, 2005. The sales backlog increase was primarily due to increased orders in our Precision Aerospace product line partially offset by decreased orders in our Gros-Ite Spindles and Apex Machine Tool product lines.

Sales for the Apex Machine Tool product line increased $666,000, or 3.2%, from $20,883,000 in 2004 to $21,549,000 in 2005. This increase was due to increased demand on certain tooling programs from a customer in the consumer products industry, partially offset by a decrease in demand for tooling from an aerospace customer.

Sales for the Precision Aerospace product line increased $225,000, or 2.5%, from $9,070,000 in 2004 to $9,295,000 in 2005. While sales were slightly higher in 2005 over 2004, the Company's sales backlog for Precision Aerospace increased by $5.8 million from January 2, 2005 to December 31, 2005. The Company acquired two $500,000 machines in 2005 to increase its machining capacity for large commercial jet engine parts and ordered two additional $500,000 machines that were delivered in 2006.

Sales for the Gros-Ite Spindles product line increased $907,000, or 27.5%, from $3,294,000 in 2004 to $4,201,000 in 2005. This increase was due to increased demand for new spindles, as well as the increased demand for the repair of all brands of spindles.

Cost of Sales

Cost of sales as a percentage of sales decreased in 2005 to 83.0% from 87.8% in 2004. This decrease was due to productivity improvements throughout the Company, a more profitable mix of products produced and sold across all product lines and sales levels increasing in 2005 greater than manufacturing costs due to the fixed element or semi-variable element of certain manufacturing costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $3,170,000 in 2005, representing an increase of $538,000, or 20.4%, from the 2004 level of $2,632,000. The increase was mainly the result of increased sales salaries and bonus and profit sharing costs.

Gain on Debt Forgiveness

The Company recorded a gain of $750,000 in 2005 reflecting the forgiveness in its entirety of a non-interest bearing note with a former lender in accordance with the Company's April 3, 2003 agreement with such former lender. See Note D to Consolidated Financial Statements.

Interest Expense

Interest expense for 2005 decreased $16,000 to $619,000 from $635,000 in 2004. This was due to reduced borrowing levels compared to 2004. See Note D to the Consolidated Financial Statements.

Provision for (Benefit from) Income Taxes

The current provision for 2005 was calculated using an effective rate of 17% which reflects the alternative minimum tax.

The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. In making this determination, the Company considered both available positive and negative evidence including but not limited to cumulative losses in recent years, future taxable income and prudent and feasible tax planning strategies. During 2005 the Company concluded that it was more likely than not that the Company would realize all of its deferred tax assets and reversed its remaining valuation allowance.

For additional discussion of income taxes, see "Critical Accounting Policies and Estimates – Income Taxes" and Note F to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company has met its working capital needs through funds generated from operations and bank financing. The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. A decrease in product demand would impact the availability of funds. Of particular importance to the Company's liquidity are cash flows generated from operating activities, capital expenditure levels and borrowings on the revolving credit facility.

Long term Debt and Revolving Line of Credit

Notes payable and long-term debt consists of the following:

	Dec. 30, 2006	Dec. 31, 2005
Revolving line of credit	$ 1,000,000	$ -
Term notes	5,970,644	4,843,765
Mortgage loans	3,257,660	3,368,518
Equipment notes payable	9,806	16,099
Capital lease obligations	739,046	967,201
	10,977,156	9,195,583
Less - revolving line of credit	1,000,000	-
Less - current portion of long-term debt	1,895,436	1,404,053
	$ 8,081,720	$ 7,791,530

On January 3, 2005, the Company refinanced all of its loan facilities with its then primary lender with financing from TD Banknorth N.A. (the "January 2005 Refinancing"). The TD Banknorth N.A. credit facility includes a revolving line of credit which provides for borrowings up to $5,000,000, a term loan of $5,000,000 and an equipment line of credit which provides for borrowings up to $4,700,000 (as amended on July 26, 2006). The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal (as amended on November 22, 2005), adjusted daily (8.25% at December 30, 2006). The revolving line of credit is payable on demand and is reviewed annually as of July 31 with renewal at the bank's discretion. The term loan is payable in 60 monthly payments of $97,560 including interest at 6.3% and has a balance of $3,187,760 as of December 30, 2006. The equipment line of credit provides advances to purchase eligible equipment and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal (as amended on November 22, 2005), adjusted daily. Amounts advanced on the equipment line of credit will convert to a term note on July 31, 2007, unless converted earlier at the option of the Company, with monthly payments of principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then FHLBB 5 year Regular Amortizing Advance Rate plus 2%. The credit facility gives TD Banknorth N.A. a first security interest in accounts receivable, inventory, equipment and other assets and requires approval from TD Banknorth N.A. prior to paying cash dividends. As of December 30, 2006, there was $4,000,000 and $3,623,820 available for borrowing on the revolving line of credit and on the equipment line of credit, respectively, and the Company was in compliance with its debt covenants.

The Company has four term notes with TD Banknorth N.A. that were used to finance the purchase of machinery and equipment with interest rates ranging between 6.9% and 7.42% and maturity dates ranging between December 2010 and October 2011. As of December 30, 2006, the outstanding balance of the four notes totaled $2,782,884.

The Company has two mortgages secured by the Company's real estate. One is due in monthly installments of $16,423 including interest at 7.5% through February 2021. The payment will be adjusted by the bank on March 1, 2011 and every 5 years thereafter to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. The second is due in monthly installments of $12,452 including interest at 6.49% with a balloon payment due on April 1, 2014. The monthly payment will be adjusted by the bank on April 1, 2009, to reflect interest at the Five Year FHLBB Amortizing Advance Rate plus 2.75%.

On April 3, 2003, one of the Company's lenders canceled a note in the amount of $9,728,000 including principal, interest and late fees in exchange for (i) a new promissory note in the principal amount of $1,325,000 and (ii) a new promissory note in the amount of $1,000,000. Final payment on the $1.325 million note was made on September 30, 2004. The $1 million note was non-interest bearing and was payable only upon the occurrence of certain events on or before March 31, 2005, including a change of control, sale of the Company or liquidation. The $1 million note was reduced to $750,000 on April 1, 2004, and was forgiven in its entirety on April 1, 2005, since none of such events had occurred or been initiated as of those dates. The Company recorded a gain on debt forgiveness of $250,000 and $750,000 in 2004 and 2005, respectively.

Cash Flow

The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):

	2006	2005	2004
Net cash (used in) provided by operating activities	$(132)	$4,303	$ 991
Net cash used in investing activities	(3,231)	(1,309)	(202)
Net cash provided by (used in) financing activities	1,819	(1,074)	(334)

2006

Net cash used in operating activities resulted primarily from an increase in inventory and accounts receivable partially offset by cash earnings and an increase in accounts payable.

Net cash used in investing activities consisted primarily of expenditures for machinery to increase manufacturing capacity. Capital expenditures for 2007 are targeted at $3,700,000.

Net cash provided by financing activities resulted primarily from borrowings of long-term debt and on the revolving line of credit, partially offset by the repayment of long-term bank debt.

As of December 30, 2006, the Company's revolving line of credit had $1,000,000 outstanding and $4,000,000 available for additional borrowings. The Company's equipment line of credit had no outstanding balance at December 30, 2006 and had $3,623,820 available for additional borrowings.

2005

Net cash provided by operating activities resulted primarily from cash earnings, the receipt of refundable income taxes, decreases in accounts receivable and inventory partially offset by a reduction in accounts payable.

Net cash used in investing activities consisted primarily of expenditures for machinery to increase manufacturing capacity.

Net cash used in financing activities resulted primarily from the repayment of long-term bank debt and the revolving credit line, partially offset by borrowings on long term debt.

2004

Net cash provided by operating activities resulted primarily from cash earnings and an increase in accounts payable partially offset by an increase in accounts receivable.

Net cash used in investing activities consisted primarily of expenditures for machinery to increase manufacturing capacity.

Net cash used in financing activities resulted primarily from the repayment of long-term bank debt, net of borrowings on the revolving credit line.

On January 3, 2005, the Company refinanced all of its loan facilities with its then primary lender with financing from TD Banknorth N.A. See Note D to Consolidated Financial Statements.

The Company believes that its credit facilities (See Note D to the Consolidated Financial Statements) and cash to be provided by operations will be adequate to meet the Company's needs for 2007.

Contractual Obligations and Commercial Commitments

The following represents the contractual obligations and commercial commitments of the Company as of December 30, 2006 (in thousands):

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Long-term debt, including current portion (1)	$10,977	$2,895	$4,108	$1,409	$2,565
Operating leases	39	14	15	8	2
Purchase obligations(2)	7,865	7,780	85		
Expected pension contributions(3)	316	316			
Total	$19,197	$11,005	$4,208	$1,417	$2,567

(1) Principal only; excludes associated interest payments. Includes revolving line of credit.
(2) Purchase obligations include amounts committed under purchase orders for goods and services and for machinery and equipment.
(3) The amount included in "Less than 1 Year" reflects anticipated contributions to the Company's defined benefit pension plan. Contribution amounts beyond one year are not determinable.

Capital expenditures for 2007 are targeted at $3,700,000. The 2007 capital additions will be primarily for machinery and equipment to increase capacity and production in the Precision Aerospace product line.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant accounting policies are set forth below.

Revenue Recognition - Sales are generally recorded when goods are shipped to the Company's customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.

Accounts receivable- The Company evaluates its allowance for doubtful accounts by considering the age of each invoice, the financial strength of the customer, the customer's past payment record and subsequent payments.

Inventories- Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company has specifically identified certain inventory as obsolete or slow moving and provided a full reserve for these parts. The assumption is that these parts will not be sold. The assumptions and the resulting reserve have been reasonably accurate in the past, and are not likely to change materially in the future. The reserve for inventory decreased by $35,175 at December 30, 2006 compared to December 31, 2005 due to a provision of $16,000 for additional parts identified as excess or obsolete in fiscal year 2006 offset by the sale of certain previously reserved parts.

Income Taxes – The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. In making this determination, the Company has considered both available positive and negative evidence including, but not limited to, cumulative losses in recent years, future taxable income and prudent and feasible tax planning strategies. At present, the Company has concluded that it is more likely than not that the Company will realize all of its deferred tax assets. Valuation allowances related to deferred tax assets can also be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event the Company were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, it would record a valuation allowance through a charge to income in the period in which that determination is made.

Long-Lived Assets - Property, plant and equipment are carried at cost less accumulated depreciation. The appropriateness and the recoverability of the carrying value of such assets are periodically reviewed taking into consideration current and expected business conditions.

Pension- The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting certain minimum age and service requirements. The benefits are generally based on years of service and compensation during the last five years of employment. The Company's policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974. In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993.

Pension expense for the plan was $128,087 and $201,779 for the years ended December 30, 2006 and December 31, 2005, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 7.0% for each year. In developing our expected long-term rate of return assumption, we evaluated input from our actuaries and our investment managers. We anticipate that our investment managers will continue to generate long-term returns of at least 7.0%. We regularly review our asset allocation and periodically rebalance our investments when considered appropriate. For the year ended December 30, 2006, we realized a return of over 7%. We continue to believe that 7.0% is a reasonable long-term rate of return on our plan assets.

The discount rate that we utilize for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has increased from 5.75% at December 31, 2005 to 6.0% at December 30, 2006. Based on an expected rate of return on our plan assets of 7.0%, a discount rate of 6.0% and various other assumptions, we estimate that our pension expense for the plan will approximate $64,000, $43,000 and $20,000 in 2007, 2008 and 2009, respectively. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population participating in our plan. We will continue to evaluate our actuarial assumptions, including our discount rate and expected rate of return, at least annually, and will adjust as necessary.

Lowering the expected long-term rate of return on our plan assets by .5% (from 7.0% to 6.5%) would have increased our pension expense for 2006 by approximately $25,000. Lowering the discount rate assumption by 0.5% would have increased our pension expense for 2006 by approximately $14,000.

The value of our plan assets has increased from $5.1 million at December 31, 2005 to $5.7 million at December 30, 2006. For the year ended December 30, 2006, the investment performance returns exceeded 7% and the discount rate was increased from 5.75% to 6.0% resulting in an actuarial gain of $496,000. As a result of the above the unfunded status of our plan decreased from $1.2 million at December 31, 2005 to $0.5 million at December 30, 2006. We believe that, based on our actuarial assumptions, we will be required to continue to make cash contributions to our plan.

During 2006, the Company contributed $0.3 million to the plan, which was the minimum required for the 2006 plan year. During 2007, the Company expects to contribute $0.3 million to the plan which is the minimum required for the 2007 plan year. In the absence of significant changes, it is estimated that the minimum required contribution for the 2008 plan year will be approximately $0.3 million. See Note E to the Consolidated Financial Statements for further discussion.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS 158). This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Comprehensive Loss, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date, the date at which plan assets and the benefit obligation are measured, is required to be the Company's fiscal year end. Presently, we use a September 30 measurement date for our defined benefit pension plan. We adopted the recognition provisions of SFAS 158 effective December 30, 2006, except for the measurement date provisions, which are not effective until fiscal years ending after December 15, 2008. The adoption of SFAS No 158 did not have a material effect on the 2006 consolidated financial statements since all future benefit accruals under the Company's defined benefit plan were frozen as of April 1, 1993.

The Company's significant accounting policies are more fully described in Note A to the Company's Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative:

Interest rate risk related to notes payable and long-term debt is the primary source of financial market risk to the Company. Changes in interest rates can potentially impact the Company's profitability and its ability to realize assets and satisfy liabilities.

The interest rate risk is limited, however, to the exposure related to those debt instruments and credit facilities which have interest rates that vary with market rates. The Company's only variable rate debt instruments are the revolving line of credit and the equipment line of credit. A hypothetical increase of 1% in the interest rate charged on the revolving line of credit would increase annual interest expense by approximately $10,000, based on the December 30, 2006 outstanding balance. A hypothetical increase of 1% in the interest rate on the equipment line of credit would have no effect since the balance at December 30, 2006 was $0.

The Company also maintains two mortgage loans at fixed interest rates, however, the interest rates are adjusted every five years to reflect a current index rate plus certain percentages. See Note D to the Consolidated Financial Statements. A hypothetical increase of 1% in the interest rate at the March 2011 adjustment date for the first mortgage will increase annual interest expense at that time by approximately $14,000. A hypothetical increase of 1% in the interest rate at the April 2009 adjustment date for the TD Banknorth N.A. mortgage will increase annual interest expense at that time by approximately $14,000.

Quantitative:

	Maturing less than one year	Maturing greater than one year
Revolving line of credit and Long-term debt:		
Amount	$2,895,436	$8,081,720
Weighted average interest rate	7.3%	6.9%

NEW ACCOUNTING STANDARDS NOT YET EFFECTIVE

In September 2005, the Financial Accounting Standards Board (FASB) issued a Proposed Statement of Financial Accounting Standards which amends FASB Statement No. 128, "Earnings per Share". The proposed statement is intended to clarify guidance on the computation of earnings per share for certain items such as mandatorily convertible instruments, the treasury stock method, and contingently issuable shares. We have evaluated the proposed statement as presently drafted and have determined that, if adopted in its current form, it would not have a material impact on the computation of our earnings per share.

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We are currently evaluating the potential impact of this interpretation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. We are currently evaluating the potential impact of this statement.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities" which is effective for fiscal years beginning after December 15, 2006. This position statement eliminates the accrue-in-advance method of accounting for planned major maintenance activities. We do not expect this pronouncement to have a material impact on the determination or reporting of our financial results.

Certain factors that may affect future results of operations

All statements other than historical statements contained in this annual report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company's business strategy and plans, statements about the adequacy of the Company's working capital and other financial resources, statements about the Company's bank agreements, statements about the Company's backlog, statements about the Company's action to improve operating performance, and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company's control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company's products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company's competitors; the Company's ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company's revolving credit facility and other sources of capital; and other factors discussed in the Company's annual report on Form 10-K for the year ended December 30, 2006. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
EDAC Technologies Corporation

We have audited the accompanying consolidated balance sheets of EDAC Technologies Corporation and subsidiaries (the "Company") as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, cash flows and changes in shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAC Technologies Corporation and subsidiaries as of December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

Carlin, Charron & Rosen, LLP

Glastonbury, Connecticut
March 2, 2007

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 30, 2006 and December 31, 2005

	December 30, 2006	December 31, 2005
ASSETS		
CURRENT ASSETS:		
Cash	$ 925,197	$ 2,468,964
Accounts receivable (net of allowance for for doubtful accounts of $110,000 as of December 30, 2006 and $184,000 as of December 31, 2005)	7,331,226	5,587,305
Inventories, net	8,234,866	4,296,839
Prepaid expenses and other current assets	56,438	81,210
Refundable income taxes	140,650	54,984
Deferred income taxes	211,394	769,864
Total current assets	16,899,771	13,259,166
PROPERTY, PLANT AND EQUIPMENT, at cost:		
Land	634,692	632,821
Buildings and improvements	6,424,382	6,316,490
Machinery and equipment	23,587,670	20,879,703
	30,646,744	27,829,014
Less: accumulated depreciation	20,315,938	18,861,156
	10,330,806	8,967,858
DEFERRED INCOME TAXES	1,248,786	1,440,989
OTHER ASSETS	86,001	108,833
TOTAL ASSETS	$28,565,364	$23,776,846

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 30, 2006 and December 31, 2005

	December 30, 2006	December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Revolving line of credit	$1,000,000	$ -
Current portion of long-term debt	1,895,436	1,404,053
Trade accounts payable	4,806,090	2,427,866
Employee compensation and amounts withheld	1,511,820	1,397,897
Accrued expenses	355,415	706,861
Customer advances	120,767	284,671
Total current liabilities	9,689,528	6,221,348
LONG-TERM DEBT, less current portion	8,081,720	7,791,530
OTHER LIABILITIES	163,981	965,823
COMMITMENTS AND CONTINGENCIES (NOTE G)		
SHAREHOLDERS' EQUITY:		
Common stock, par value $.0025 per share; 10,000,000 shares authorized; issued and outstanding-- 4,526,437 on December 30, 2006 and 4,504,270 on December 31, 2005	11,316	11,261
Additional paid-in capital	9,530,688	9,452,525
Retained earnings	2,571,172	1,016,784
	12,113,176	10,480,570
Less: accumulated other comprehensive loss	1,483,041	1,682,425
Total shareholders' equity	10,630,135	8,798,145
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$28,565,364	$23,776,846

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ended December 30, 2006,
December 31, 2005 and January 1, 2005

	FISCAL YEAR		
	2006	2005	2004
Sales	$38,329,212	$35,045,033	$33,247,019
Cost of Sales	32,072,085	29,075,091	29,199,047
Gross Profit	6,257,127	5,969,942	4,047,972
Selling, General and Administrative Expenses	3,369,020	3,170,002	2,632,084
Income From Operations	2,888,107	2,799,940	1,415,888
Non-Operating Income (Expense):			
Interest Expense	(664,327)	(619,452)	(634,618)
Gain on Debt Forgiveness	-	750,000	250,000
Other	90,846	26,299	-
Income Before Income Taxes	2,314,626	2,956,787	1,031,270
Provision for (Benefit from) Income Taxes	760,238	(342,041)	(1,830,695)
Net Income	$1,554,388	$3,298,828	$2,861,965
Basic Income Per Common Share:	$0.34	$0.74	$0.64
Diluted Income Per Common Share:	$0.32	$0.69	$0.62

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended December 30, 2006,
December 31, 2005 and January 1, 2005

	FISCAL YEAR		
	2006	2005	2004
Operating Activities:			
Net income	$1,554,388	$3,298,828	$2,861,965
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on debt forgiveness	-	(750,000)	(250,000)
Depreciation and amortization	1,928,629	1,826,980	1,790,731
Deferred income taxes	336,000	(851,000)	(1,500,351)
Gain on sale of property, plant and equipment	(37,540)	(10,000)	-
Compensation expense pursuant to stock options	40,515	37,176	-
Excess tax benefit from share-based compensation	(23,465)	-	-
Provision for inventory reserve	16,000	59,000	25,000
Provision for doubtful accounts receivable	(24,421)	46,147	762
Changes in operating assets and liabilities:			
Accounts receivable	(1,719,500)	939,662	(3,419,378)
Refundable income taxes	(85,666)	275,885	(330,869)
Inventories	(3,954,027)	99,098	131,316
Prepaid expenses and other current assets	24,772	(23,920)	3,134
Trade accounts payable	2,378,224	(822,026)	1,151,477
Other current liabilities	(565,747)	177,113	527,199
Net cash (used in) provided by operating activities	(131,838)	4,302,943	990,986
Investing Activities:			
Additions to property, plant and equipment	(3,293,605)	(1,319,249)	(201,731)
Proceeds from sales of property, plant and equipment	62,400	10,000	-
Net cash used in investing activities	(3,231,205)	(1,309,249)	(201,731)
Financing Activities:			
Increase (decrease) in revolving line of credit	1,000,000	(580,555)	2,034,192
Borrowings on long-term debt	2,346,569	721,000	1,659,000
Repayments of long-term debt	(1,564,996)	(1,183,362)	(3,933,592)
Deferred loan fees	-	(69,167)	(93,808)
Proceeds from exercise of common stock options	14,238	38,156	
Excess tax benefit from share-based compensation	23,465	-	-
Net cash provided by (used in) financing activities	1,819,276	(1,073,928)	(334,208)
(Decrease) increase in cash	(1,543,767)	1,919,766	455,047
Cash at beginning of year	2,468,964	549,198	94,151
Cash at end of year	$925,197	$2,468,964	$549,198
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 667,167	$ 665,573	$ 620,022
Income taxes paid, net	486,025	206,138	67,950
Non-Cash Transaction:			
Capital lease obligation and equipment financing	-	812,736	190,000

EDAC TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

For the Fiscal Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balances at January 3, 2004	$11,111	$9,377,508	($5,144,009)	($1,499,203)	($165)	$2,745,242
Comprehensive income:						
Net income	-	-	2,861,965	-	-	2,861,965
Minimum pension liability, net of $0 tax provision	-	-	-	(403,993)	-	(403,993)
Total comprehensive income						2,457,972
Balances at January 1, 2005	11,111	9,377,508	(2,282,044)	(1,903,196)	(165)	5,203,214
Comprehensive income:						
Net income	-	-	3,298,828	-	-	3,298,828
Minimum pension liability, net of income taxes of $140,853	-	-	-	220,771	-	220,771
Total comprehensive income						3,519,599
Exercise of stock options	150	75,017	-	-	165	75,332
Balances at December 31, 2005	11,261	9,452,525	1,016,784	(1,682,425)	-	8,798,145
Comprehensive income:						
Net income	-	-	1,554,388	-	-	1,554,388
Unfunded pension liability, net of income taxes of $414,258	-	-	-	199,384	-	199,384
Total comprehensive income						1,753,772
Exercise of stock options	55	14,183	-	-	-	14,238
Stock option compensation expense	-	63,980	-	-	-	63,980
Balances at December 30, 2006	$11,316	$9,530,688	$2,571,172	($1,483,041)	$ -	$10,630,135

See notes to consolidated financial statements.

NOTE A -- ORGANIZATION AND BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

The accompanying consolidated financial statements include EDAC Technologies Corporation (the "Company") and its wholly owned subsidiaries, Gros-Ite Industries, Inc. and Apex Machine Tool Company, Inc. The Company provides complete design, manufacture and service meeting the precision requirements of customers for jet engine components, tooling, fixtures, molds and machine spindles.

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Fiscal Year: The Company's fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. Fiscal 2006, 2005 and 2004 were 52-week years that ended on December 30, 2006, December 31, 2005, and January 1, 2005, respectively.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain of the amounts and disclosures reflected in the consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: For the purpose of the statement of cash flows, the Company defines cash equivalents as highly liquid instruments with an original maturity of three months or less. The Company had no cash equivalents at December 30, 2006 and December 31, 2005.

Revenue Recognition: Sales are generally recorded when goods are shipped to the Company's customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand. As of December 30, 2006 and December 31, 2005, inventories consist of the following:

	December 30, 2006	December 31, 2005
Raw materials	$1,972,871	$998,300
Work-in-progress	5,636,354	2,880,942
Finished goods	1,271,208	1,098,339
	8,880,433	4,977,581
Less: reserve for excess and obsolete	(645,567)	(680,742)
Inventories, net	$8,234,866	$4,296,839

Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization for financial reporting purposes, are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings. Depreciation expense was $1,905,797, $1,743,630, and $1,755,355, for 2006, 2005, and 2004, respectively.

The Company reviews its investments in long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes impairment when the carrying amount of the asset exceeds its estimated fair value.

Income Taxes: The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax assets and liabilities from period to period.

In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event the Company were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, it would record a valuation allowance through a charge to income in the period in which that determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, it would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made.

Earnings Per Share: Basic earnings per common share is based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method, which results in the issuance of common shares in an amount less than the options exercised. The number of shares used in the earnings per common share computation for fiscal 2006, 2005, and 2004, are as follows:

	2006	2005	2004
Basic:			
Weighted average common shares outstanding	4,515,757	4,487,080	4,444,203
Diluted:			
Dilutive effect of stock options	279,807	285,586	200,444
Weighted average shares diluted	4,795,564	4,772,666	4,644,647
Options excluded since anti–dilutive	92,000	77,000	109,500

Comprehensive Income (Loss): Comprehensive income (loss), which is reported on the accompanying consolidated statement of changes in shareholders' equity and comprehensive income (loss) as a component of accumulated other comprehensive income (loss), consists of net income (loss) and other gains and losses affecting shareholders' equity that, under accounting principles generally accepted in the United States of America, are excluded from net income (loss). For the Company, comprehensive income (loss) consists of gains and losses related to the Company's unfunded pension liability.

Stock options: Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, ("SFAS 123R") "Share-Based Payment," which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". The Company elected to adopt the modified prospective transition method as provided by SFAS 123R and, accordingly, financial statement amounts for the prior periods presented in this Annual Report have not been restated to reflect the fair value method of expensing share-based compensation. Under this application, the Company is required to record compensation cost for all share-based payments granted after the date of adoption based on the grant date fair value estimated in accordance with the provisions of SFAS 123R and for the unvested portion of all share-based payments previously granted that remain outstanding which were based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. The majority of the Company's share-based compensation arrangements vest over three years. The Company expenses its share-based compensation under the straight-line method.

Pension: Effective for the fiscal year ended December 30, 2006, the Company has adopted the recognition provision of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS 158). This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Comprehensive Loss, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, effective for fiscal years ending after December 15, 2008, the measurement date of plan assets and the benefit obligation, is required to be the Company's fiscal year end. Presently, the Company uses a September 30 measurement date for its defined benefit pension plan. The adoption of SFAS No. 158 did not have a material effect on the 2006 consolidated financial statements since all future benefit accruals under the Company's defined benefit plan were frozen as of April 1, 1993.

New Accounting Standards Not Yet Effective: In September 2005, the Financial Accounting Standards Board (FASB) issued a Proposed Statement of Financial Accounting Standards which amends FASB Statement No. 128, "Earnings per Share". The proposed statement is intended to clarify guidance on the computation of earnings per share for certain items such as mandatorily convertible instruments, the treasury stock method, and contingently issuable shares. The Company has evaluated the proposed statement as presently drafted and has determined that, if adopted in its current form, it would not have a material impact on the computation of earnings per share.

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the potential impact of this interpretation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company is currently evaluating the potential impact of this statement.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities" which is effective for fiscal years beginning after December 15, 2006. This position statement eliminates the accrue-in-advance method of accounting for planned major maintenance activities. The Company does not expect this pronouncement to have a material impact on the determination or reporting of financial results.

NOTE B – FINANCIAL INSTRUMENTS

Concentrations of Credit Risk

The Company's financial instruments that are subject to concentrations of credit risk consist of cash and accounts receivable.

The Company places its cash deposits with a high credit quality financial institution. Bank deposits may at times be in excess of the federal depository insurance limit.

At December 30, 2006, the Company had $724,000, or 10%, of trade receivables due from a consumer products company and $1,979,000 or 27% due from an aerospace company. Sales to the consumer products company for 2006, 2005 and 2004, amounted to 13%, 36% and 39%, respectively, of the Company's sales. Sales to the aerospace company for 2006, 2005 and 2004, amounted to 34%, 21% and 34%, respectively, of the Company's sales. The Company's international sales for 2006, 2005 and 2004, amounted to 7%, 4% and 1%, respectively, of the Company's sales. The Company reviews a customer's credit history before extending credit and typically does not require collateral. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Such losses have been within management's expectations.

Fair Value of Financial Instruments

SFAS No. 107, "Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The carrying amount of the Company's financial instruments approximates their fair value as outlined below.

Cash, accounts receivable and accounts payable: The carrying amounts approximate their fair value because of the short maturity of those instruments.

Notes payable and long-term debt: The carrying amounts approximate their fair value as the interest rates on the debt approximates the Company's current incremental borrowing rate.

The Company's financial instruments are held for other than trading purposes.

NOTE C -- COMMON STOCK AND STOCK OPTIONS

The following table presents share-based compensation expense for continuing operations and the effects on earnings per share included in the Company's consolidated statements of operations:

	For the year ended December 30, 2006
Selling, general and administrative:	
Share-based compensation expense before tax	$ 40,515
Income tax benefit	16,368
Net share-based compensation expense	$ 24,147

Basic and diluted earnings per share for the fiscal year ended December 30, 2006 would have been the same as reported if the Company had not adopted FAS 123R.

Prior to the adoption of SFAS 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS 123R requires that the cash flows resulting from tax deductions in excess of compensation cost recognized for the options (excess tax benefits) be classified as financing cash flows. The $23,465 excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted SFAS 123R.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term, and the Company's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company's stock options granted during the fiscal year ended December 30, 2006. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Year Ended December 30, 2006
Expected option term (1)	6 years
Expected volatility factor (2)	53.1%
Risk-free interest rate (3)	4.2%
Expected annual dividend yield	0%

(1) The option term was determined using the simplified method for estimating expected option life, which qualify as "plain-vanilla" options.
(2) The stock volatility for each grant is measured using the weighted average of historical monthly price changes of the Company's common stock over the most recent period equal to the expected option life of the grant, adjusted for activity which is not expected to occur in the future.
(3) The risk-free interest rate for periods equal to the expected term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company did not recognize compensation expense for employee share-based awards for the fiscal years ended December 31, 2005 and January 1, 2005, when the exercise price of the Company's employee stock awards equaled the market price of the underlying stock on the date of grant.

The Company had previously adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" through disclosure only. The following table illustrates the effects on net income and earnings per share for the fiscal years ended December 31, 2005 and January 1, 2005 as if the Company had applied the fair value recognition provisions of SFAS 123 to share-based employee awards.

	Fiscal Year Ended December 31, 2005	Fiscal Year Ended January 1, 2005
Net income as reported:	$ 3,298,828	$ 2,861,965
Stock-based compensation expense included in reported net income under APB 25	-	-
Stock-based compensation expense that would have been included in reported net income if the fair value provisions of FAS 123 had been applied to all awards	27,252	6,075
Pro forma net income	$ 3,271,576	$ 2,855,890
Income per share:		
Basic – as reported	$ 0.74	$ 0.64
-- pro forma	0.73	0.64
Diluted – as reported	$ 0.69	$ 0.62
-- pro forma	0.69	0.61

The fair value of each option grant was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Fiscal Year Ended December 31, 2005	Fiscal Year Ended January 1, 2005
Expected option term	3 years	3 years
Expected volatility factor	49.1-53.9%	54.9-74.9%
Risk-free interest rate	3.9-4.3%	2.0-4.4%
Expected annual dividend yield	0%	0%

Stock Incentive Plans

The Company has issued stock options from the 1996 Stock Option Plan, the 1998 Employee Stock Option Plan, the 2000 Employee Stock Option Plan and the 2000-B Employee Stock Option Plan. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

As of December 30, 2006, 671,666 shares were reserved for future issuance for stock options including 236,500 shares for the 1996 Stock Option Plan, 183,400 shares for the 1998 Employee Stock Option Plan, 134,000 shares for the 2000 Employee Stock Option Plan, and 117,766 shares for the 2000-B Employee Stock Option Plan.

A summary of the status of the Company's stock option plans as of December 30, 2006, December 31, 2005 and January 1, 2005, and changes during the years then ended is presented below:

	2006		2005		2004	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	489,700	$1.62	555,600	$1.36	540,600	$1.36
Granted	59,500	2.99	55,000	3.71	15,000	1.67
Exercised	(22,167)	0.64	(60,067)	0.64	-	-
Expired/Forfeited	(833)	1.10	(60,833)	1.86	-	-
Outstanding at end of year	526,200	1.82	489,700	1.62	555,600	1.36
Options exercisable at year-end	421,700	1.52	431,365	1.45	531,434	1.37
Weighted-average fair value of options granted during the year	$1.50		$2.61		$1.11	

The following table summarizes information about stock options outstanding at December 30, 2006:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Outstanding At 12/30/06	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable At 12/30/06	Weighted-Average Exercise Price
$0.51 to $1.00	222,200	5.01	$0.71	222,200	$0.71
$1.01 to $2.00	102,500	4.81	1.34	97,500	1.33
$2.01 to $5.91	201,500	5.63	3.28	102,000	3.48
$0.51 to $5.91	526,200	5.21	1.82	421,700	1.52

The aggregate intrinsic value of outstanding options as of December 30, 2006 was $758,333. The intrinsic value of options exercised during the fiscal year ended December 30, 2006 was $60,243. The intrinsic value of options vested during the fiscal year ended December 30, 2006 was $12,254.

The following table summarizes the status of the Company's non-vested shares since December 31, 2005:

	Non-Vested Options	
	Number of Shares	Weighted Average Fair Value
Non-vested at December 31, 2005	58,335	$ 1.36
Granted	59,500	2.99
Vested	(12,502)	2.42
Forfeited	(833)	1.10
Non-vested at December 30, 2006	104,500	$ 3.18

As of December 30, 2006, there was $132,455 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company's stock plans. That cost is expected to be recognized over a weighted-average period of 2.5 years.

Cash received from option exercises under all share based payment arrangements for the fiscal year ended December 30, 2006 was $14,238. The actual tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements for the fiscal year ended December 30, 2006 totaled $23,465.

NOTE D -- NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt consists of the following:

	Dec. 30, 2006	Dec. 31, 2005
Revolving line of credit	$ 1,000,000	$ -
Term notes	5,970,644	4,843,765
Mortgage loans	3,257,660	3,368,518
Equipment notes payable	9,806	16,099
Capital lease obligations	739,046	967,201
	10,977,156	9,195,583
Less - revolving line of credit	1,000,000	-
Less - current portion of long-term debt	1,895,436	1,404,053
	$ 8,081,720	$ 7,791,530

On January 3, 2005, the Company refinanced all of its loan facilities with its then primary lender with financing from TD Banknorth N.A. (the "January 2005 Refinancing"). The TD Banknorth N.A. credit facility includes a revolving line of credit which provides for borrowings up to $5,000,000, a term loan of $5,000,000 and an equipment line of credit which provides for borrowings up to $4,700,000 (as amended on July 26, 2006). The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal (as amended on November 22, 2005), adjusted daily (8.25% at December 30, 2006). The revolving line of credit is payable on demand and is reviewed annually as of July 31 with renewal at the bank's discretion. The term loan is payable in 60 monthly payments of $97,560 including interest at 6.3% and has a balance of $3,187,760 as of December 30, 2006. The equipment line of credit provides advances to purchase eligible equipment and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal (as amended on November 22, 2005), adjusted daily. Amounts advanced on the equipment line of credit will convert to a term note on July 31, 2007, unless converted earlier at the option of the Company, with monthly payments of principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then FHLBB 5 year Regular Amortizing Advance Rate plus 2%. The credit facility gives TD Banknorth N.A. a first security interest in accounts receivable, inventory, equipment and other assets and requires approval from TD Banknorth N.A. prior to paying cash dividends. As of December 30, 2006, there was $4,000,000 and $3,623,820 available for borrowing on the revolving line of credit and on the equipment line of credit, respectively, and the Company was in compliance with its debt covenants.

The Company has four term notes with TD Banknorth N.A. that were used to finance the purchase of machinery and equipment with interest rates ranging between 6.9% and 7.42% and maturity dates ranging between December 2010 and October 2011. As of December 30, 2006, the outstanding balance of the four notes totaled $2,782,884.

The Company has two mortgages secured by the Company's real estate. One is due in monthly installments of $16,423 including interest at 7.5% through February 2021. The payment will be adjusted by the bank on March 1, 2011 and every 5 years thereafter to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. The second is due in monthly installments of $12,452 including interest at 6.49% with a balloon payment due on April 1, 2014. The monthly payment will be adjusted by the bank on April 1, 2009, to reflect interest at the Five Year FHLBB Amortizing Advance Rate plus 2.75%.

On April 3, 2003, one of the Company's lenders canceled a note in the amount of $9,728,000 including principal, interest and late fees in exchange for (i) a new promissory note in the principal amount of $1,325,000 and (ii) a new promissory note in the amount of $1,000,000. Final payment on the $1.325 million note was made on September 30, 2004. The $1 million note was non-interest bearing and was payable only upon the occurrence of certain events on or before March 31, 2005, including a change of control, sale of the Company or liquidation. The $1 million note was reduced to $750,000 on April 1, 2004, and was forgiven in its entirety on April 1, 2005, since none of such events had occurred or been initiated as of those dates. The Company recorded a gain on debt forgiveness of $250,000 and $750,000 in 2004 and 2005, respectively.

The following table sets forth leased property under capital leases.

Class of Property	2006	2005
Machinery & equipment	$1,132,512	$1,494,061
Less: accumulated amortization	218,741	268,187
	$913,771	$1,225,874

Amortization expense related to leased property under capital leases is included in depreciation expense disclosed in Note A.

Aggregate annual maturities of long-term debt for the five year period subsequent to December 30, 2006, are as follows: 2007--$1,895,436; 2008--$2,018,418; 2009--$2,089,482; 2010--$922,630; 2011--$485,824; 2012 and thereafter--$2,565,366.

NOTE E -- PENSION PLANS

The Company maintains a noncontributory defined benefit pension plan covering substantially all employees that met certain minimum age and service requirements prior to April 1, 1993. The benefits are generally based on years of service and compensation during the last five years of employment prior to April 1, 1993. The Company's policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974. In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993.

The Company uses September 30 as the measurement date for its pension plan assets and benefit obligation.

The following tables sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company's consolidated balance sheets (in thousands):

	2006	2005
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$6,272	$6,339
Interest cost	340	357
Actuarial loss (gain)	(328)	10
Benefits paid	(408)	(434)
Benefit obligation at end of year	$5,876	$6,272
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$5,039	$4,628
Actual return on plan assets	515	546
Employer contribution	297	319
Expenses	(17)	(20)
Benefits paid	(408)	(434)
Fair value of plan assets at end of year	$5,426	$5,039
(Unfunded) funded status	$(450)	$(1,233)
Amounts recognized in the consolidated balance sheets consist of:		
Employee compensation and amounts Withheld	$(316)	$(298)
Other long-term liabilities	(134)	(935)
Total	$(450)	$(1,233)
Amounts recognized in accumulated other comprehensive income consist of:		
Net loss	$(1,445)	$(2,059)
Income tax (provision) benefit	(38)	377
Total	$(1,483)	$(1,682)
Information for pension plans with an accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation	$5,876	$6,272
Accumulated benefit obligation	5,876	6,272
Fair value of plan assets	5,426	5,039
Components of Net Periodic Benefit Cost:		
Interest cost	$ 340	$ 356
Expected return on plan assets	(325)	(296)
Amortization of net loss	113	142
Net periodic benefit cost	$ 128	$ 202
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:		
FAS 158 transition adjustment	$(2,059)	$ *
New net loss	1,445	*
Total recognized in other comprehensive income	$ (614)	*
Total recognized in net periodic benefit cost and other comprehensive income	$ (486)	$ *

* Not applicable due to adoption of SFAS No. 158 effective December 30, 2006.

The estimated amount of net loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2007 is $75.

Assumptions:	2006	2005
Weighted-average assumptions used to determine benefit obligation as of year-end:		
Discount rate	6.00%	5.75%
Rate of compensation increase	0.00%	0.00%
Weighted-average assumptions used to determine net benefit cost:		
Discount rate	5.75%	6.00%
Rate of compensation increase	0.00%	0.00%
Expected return on plan assets	7.00%	7.00%

The expected long-term rate of return on assets assumption is 7%. As defined in FAS 87, this assumption represents the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the benefit obligation. The assumption has been determined by reflecting expectations regarding future rates of return for the investment portfolio, with consideration given to the distribution of investments by asset class and historic rates of return for each individual asset class.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk while also providing adequate liquidity to meet benefit payment requirements.

Plan Assets

Asset Category	Target Allocation 2007	2006	2005
Equity securities	80%	79%	80%
Debt securities	16%	16%	13%
Real estate equity fund	3%	3%	5%
Cash	1%	2%	2%
Total	100%	100%	100%

Cash Flows

Contributions
The Company expects to contribute $316,000 to its pension plan during 2007.

Estimated Future Benefit Payments
The following benefit payments are expected to be paid (in thousands):

2007	$404
2008	395
2009	403
2010	403
2011	425
Years 2012 –2016	2,128

Effect of Transition to SFAS 158 as of December 30, 2006 (in thousands)

	Before SFAS 158	Effect of SFAS 158	After SFAS 158
Prepaid cost/(accrued liability)	$995	$(1,445)	$(450)
Accumulated Other Comprehensive Income	$(1,445)	$0	$(1,445)

The Company maintains a defined contribution plan known as the EDAC Technologies Corporation 401(k) Retirement Plan. All employees who have completed at least three consecutive months of service and are age eighteen or older are eligible to participate. For 2006 and 2005, the Company did not provide matching contributions.

NOTE F -- INCOME TAXES

The provision for (benefit from) income taxes is as follows (in thousands):

	2006	2005	2004
Current provision (benefit)	$424	$509	$(331)
Deferred (benefit)	336	(851)	(1,500)
Total provision for (benefit from) income taxes	$760	$(342)	$(1,831)

The following table reconciles the expected federal tax provision applied to pre-tax income based on the federal statutory tax rate of 34% to the actual tax provision (benefit) (in thousands):

	2006	2005	2004
Income before income taxes	$2,315	$2,957	$1,031
Income tax provision at Federal statutory rate	$787	$1,005	$351
State income taxes, net of Federal benefit	(16)	(11)	-
Refunds receivable	-	(55)	(331)
Other	(11)	225	(419)
Change in tax valuation allowance	-	(1,506)	(1,432)
Total income tax provision (benefit)	$760	$(342)	$(1,831)

The tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

	2006	2005
Deferred tax assets:		
Allowance for uncollectible accounts receivable	$43	$72
Employee compensation and amounts withheld	166	150
Accrued expenses	57	32
Unicap and inventory reserves	313	275
Net operating loss carryforwards	-	345
Alternative minimum tax credit carryforwards	652	802
State tax credits	232	106
Pension liability (in equity)	563	801
Goodwill	1,920	2,216
	3,946	4,799

	2006	2005
Deferred tax liabilities:		
Property, plant and equipment	2,118	2,485
Pension	368	103
	2,486	2,588
Net deferred tax asset	$ 1,460	$2,211
Reflected in consolidated balance sheets as:		
Net current deferred tax asset	$ 211	$ 770
Net long-term deferred tax asset	1,249	1,441
	$ 1,460	$ 2,211

The change in the net deferred tax asset is reflected in the accompanying consolidated financial statements as:

Deferred provision for (benefit from) income taxes	$ 336	$ (851)
Deferred provision on pension liability	415	140
	$ 751	$ (711)

The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. During 2005, the Company concluded that it was more likely than not that the Company would realize all of its deferred tax assets and reversed its remaining valuation allowance. In making this determination, the Company considered both available positive and negative evidence including but not limited to results of operations in recent years, future taxable income and prudent and feasible tax planning strategies. In particular the Company considered the following factors and assumptions:

a) The trend of earnings had been toward increased profitability for the past two years.
b) Sales backlog had increased from $18.3 million at January 1, 2005 to $21.7 million at December 31, 2005.
c) The Company had projected operating profitability for 2006.

As of January 1, 2005, the Company had concluded that it was more likely than not that the Company would realize $1,500,000 in deferred tax assets. Accordingly, the Company reduced its valuation allowance by $1,432,000. In prior years, the Company had provided a valuation allowance for the full amount of its net deferred tax assets.

Due to the Company's payment of alternative minimum tax in current and prior years, the Company has federal alternative minimum tax credit carryforwards of approximately $652,000. These credits do not expire and will be carried forward until used to offset the Company's regular tax liability. State tax credits of approximately $232,000 relate to credits for property taxes paid on electronic data processing equipment, training expenses and capital investments. The state credits have a short carry forward period and will be expiring over the next five years.

NOTE G -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $10,716, $6,622, and $8,617, for 2006, 2005, and 2004, respectively. Minimum rental commitments as of December 30, 2006 for noncancelable operating leases with an initial or remaining term of one year or more are as follows: 2007--$13,691; 2008--$9,866; 2009--$5,622; 2010--$3,900; 2011--$3,900; 2011 and thereafter-- $2,275.

NOTE H -- SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which financial information is available that is evaluated regularly by the Company's President in deciding how to allocate resources and in assessing performance. The Company has determined that it operates as one segment.

NOTE I -- QUARTERLY DATA (Unaudited)

Following is selected quarterly data for 2006 and 2005. All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein. The unaudited results for any quarter are not necessarily indicative of the results for any future period.

2006	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$9,595,579	$9,580,774	$8,178,356	$10,974,503
Gross profit	1,624,645	1,764,751	1,106,910	1,760,821
Income from operations	610,780	794,473	425,505	1,057,349
Net income	292,769	414,031	171,055	676,533
Basic income per common share	$0.06	$0.09	$0.04	$0.15
Diluted income per common share	$0.06	$0.09	$0.04	$0.14

2005	1st quarter (1)	2nd quarter (2)	3rd quarter	4th quarter
Sales	$8,016,174	$8,899,338	$8,687,688	$9,441,833
Gross profit	1,347,282	1,535,727	1,474,628	1,612,305
Income from operations	620,391	689,836	649,148	840,565
Net income	962,702	1,315,780	389,805	630,541
Basic income per common share	$0.22	$0.29	$0.09	$0.14
Diluted income per common share	$0.20	$0.28	$0.08	$0.13

(1) In the first quarter of 2005 the Company realized gains on debt forgiveness of $750,000.

(2) In the second quarter of 2005 the Company realized a benefit from income taxes of $787,000.

OFFICERS

Dominick A. Pagano	President and Chief Executive Officer
Luciano M. Melluzzo	Vice President and Chief Operating Officer
Glenn L. Purple	Vice President-Finance, Chief Financial Officer and Secretary

BOARD OF DIRECTORS

Daniel C. Tracy	Chairman
Dominick A. Pagano	President and Chief Executive Officer
Joseph Lebel	Private Investor
Stephen J. Raffay	Retired Vice-Chairman, Emhart Corporation
Ross C. Towne	Owner, Management Partners, Inc.

CORPORATE OFFICES

1806 New Britain Avenue
Farmington, CT 06032

GENERAL COUNSEL

Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

INDEPENDENT AUDITORS

Carlin, Charron & Rosen, LLP
124 Hebron Avenue
Glastonbury, CT 06033

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

ANNUAL MEETING

The 2007 annual meeting of shareholders will be held on the date and at the time and place indicated in the Notice of Annual Meeting and Proxy Statement accompanying this report.

10-K INFORMATION

A copy of EDAC's 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to: Glenn L. Purple, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.

END